July 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Ms. Beech and Mr. King:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “CHW”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 6, 2022, regarding the Company’s Fourth Amendment to the Registration Statement on Form S-4 filed with the Commission on July 1, 2022 (“Amendment No. 4”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

Amendment No. 4 to Registration Statement on Form S-4 filed July 1, 2022

Risk Factors

In connection with the Business Combination, the Sponsor, and CHW’s directors, executive officers, advisors and their affiliates ..., page 117

1. We note your disclosure in response to comment 1 that the PIPE and Backstop Investor has entered into a side letter agreement to purchase shares from CHW, rather than in the open market. Given such purchases would still be outside of the tender offer, please confirm that the purchases are consistent with Tender Offers and Schedules C&DI Question 166.01, as you have done with respect to purchases by the Sponsor and the directors, executive officers, advisors and their affiliates on page 117. If not, tell us how they are appropriate under Rule 14e-5.

In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 5. We confirm that the purchases are consistent with Tender Offers and Schedules C&DI Question 166.01.

Sincerely,

By:	/s/ Jonah Raskas
Name:	Jonah Raskas
Title:	Co-Chief Executive Officer, CHW Acquisition Corporation